December 4, 2019

Alexander Pease
Chief Financial Officer
CommScope Holding Company, Inc.
1100 CommScope Place, SE
Hickory, NC 28602

       Re: CommScope Holding Company, Inc.
           Form 10-K for the Year Ended December 31, 2018
           Form 10-Q for the Quarter Ended September 30, 2019
           Form 8-K furnished November 7, 2019
           File No. 1-36146

Dear Mr. Pease:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Segment Results, page 47

1. Please revise to quantify the impact of each factor when multiple factors contribute to fluctuations in income from continuing operations. For example, in the CommScope
      Connectivity Solutions Segment discussion, you disclose that both operating income and non-GAAP adjusted operating income benefitted from higher sales volumes, favorable product and geographic mix and cost savings initiatives that were partially offset by selling price reductions, higher material costs and unfavorable foreign exchange rate changes impacting costs, however you do not quantify these changes or provide the actual cost figures necessary to put these changes in proper context.
 Alexander Pease
FirstName LastNameAlexander Pease
CommScope Holding Company, Inc.
Comapany4, 2019
December NameCommScope Holding Company, Inc.
Page 2
December 4, 2019 Page 2
FirstName LastName
Reconciliation of Non-GAAP Measures, page 57

2. We note that you reconcile Non-GAAP Adjusted EBITDA to operating income. Please note that because it appears you use Adjusted EBITDA as a performance measure, the most comparable GAAP measure would be net income. Please revise your reconciliation accordingly. See Question 103.02 of the SEC Staff's Non-GAAP Compliance and
         Disclosure Interpretation. This revision should also be made in Form 10-Qs and earnings releases, as applicable. Additionally, when you disclose Non-GAAP Adjusted EBITDA, please ensure that net income is disclosed prior to the Non-GAAP financial measure. See
         Item 10(e)(1)(i)(A) of Regulation S-K.
Form 10-Q for the Quarter Ended September 30, 2019

Statement of Operations , page 2

3. We note that your statement of operations discloses net sales as one line item. Please note that Rule 5-03.1 of Regulation S-X requires revenues to be separately disclosed for sales of products and sales of services on the fact of the statement of operations if either is over
         10% of the consolidated amount. In this regard, it appears from your disclosures throughout the filing that you have increased service offerings as a result of your acquisition of Arris. Please advise or revise your statements of operations accordingly.
Management's Discussion and Analysis of Results of Operations and Financial Condition
Reconciliation of Non-GAAP Measures, page 55

4. We note your disclosure of non-GAAP Adjusted EBITDA and Non-GAAP pro forma
         Adjusted EBITDA. Please note that we do not believe the adjustments footnoted as (2),
         (3) and (4) on page 55 are appropriate non-GAAP adjustments because they create a tailored performance measure. Please remove. See Item 100(b) of Regulation G and by analogy, the guidance in Question 100.04 of the SEC Staff's Compliance and Disclosure
         Interpretations on Non-GAAP Financial Measures, updated April 4, 2018. Also, please explain to us the nature of the amounts included in the purchase accounting adjustment.
         Finally, as it appears you are using these non-GAAP measures as performance measures, net income appears to be the most comparable measure for the reconciliation, rather than operating income. Please make similar revisions on your earnings release furnished on
         Form 8-K.
Form 8-K furnished November 7, 2019

Exhibit 99.1 Earnings Release, page 15

5. We note that in the section titled "Segment Information" you have a column which reflects pro forma Q3 2018. We also note from your disclosure in footnote (1) that periods prior to the acquisition date, April 4, 2019, are presented pro forma to include previously reported CommScope results plus previously disclosed historical results of the
 Alexander Pease
CommScope Holding Company, Inc.
December 4, 2019
Page 3
         ARRIS segments. Please note that combining pre- and post transaction periods should include the appropriate Article 11 pro forma adjustments. Please revise accordingly and note that pro forma periods should be disclosed for only the most recent fiscal year and interim period prior to the transaction occurring, however we will not object to pro forma information for the corresponding prior interim period.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Charles Eastman, Staff Accountant at (202) 551-3794 or Claire
Erlanger, Staff Accountant at (202) 551-3301 with any questions.



FirstName LastNameAlexander Pease                             Sincerely,
Comapany NameCommScope Holding Company, Inc.
                                                              Division of
Corporation Finance
December 4, 2019 Page 3                                       Office of
Manufacturing
FirstName LastName